Exhibit 99.1

FCA to announce 2018 Full Year and Fourth Quarter Results on February 7

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the full year and fourth quarter 2018 will be released on Thursday, February 7, 2019.
A live audio webcast and conference call of the 2018 full year and fourth quarter results will begin at 1:00 p.m. GMT / 2:00 p.m. CET / 8:00 a.m. EST on Thursday, February 7.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 24 January 2019

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com